Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603

                                  May 8, 2020

Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 8713
                  Merrill 2020 Quality Opportunities Portfolio
                                 (the "Trust")
                      CIK No. 1803645 File No. 333-237602
              ---------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
-------

      1. PLEASE EXPLAIN THE RELATIONSHIP OF MERRILL LYNCH ("MERRILL") WITH FIRST TRUST, THE SPONSOR OF THE TRUST, AND THE BASIS FOR USING MERRILL'S NAME IN THE TRUST. IS MERRILL COMPENSATED FOR THE USE OF ITS NAME? THE STAFF NOTES THAT THE TRUST UTILIZES A RESEARCH REPORT PUBLISHED BY BOFA GLOBAL RESEARCH TO PICK THE STOCKS INCLUDED IN THE PORTFOLIO, BUT ASKS THE TRUST TO PLEASE EXPLAIN TO THE STAFF HOW THE USE OF MERRILL'S NAME IS NOT POTENTIALLY MISLEADING IN LIGHT OF ITS LIMITED ROLE WITH THE PORTFOLIO.

      Response: The Trust is a "private label" trust that the Sponsor created for Merrill to be sold only to Merrill customers. Merrill is not compensated for the use of its name.

Schedule of Investments
-----------------------

      2. FOLLOWING THE NOTES TO SCHEDULE OF INVESTMENTS, THE STAFF NOTES THAT THERE IS A DISTINCT SECTION DEVOTED TO BOFA SECURITIES INC. DETAILING CERTAIN INFORMATION RELATED TO THE INVESTMENT BANKING ACTIVITIES OF BOFA SECURITIES AND ITS RELATIONSHIP TO ONE OR MORE SECURITIES IN THE PORTFOLIO. PLEASE DELETE OR EXPLAIN TO THE STAFF WHY THIS DISCLOSURE IS INCLUDED HERE.

      Response: Because the Trust is sold only to Merrill customers, these disclaimers disclose some potential conflicts of interests that BofA Securities, the parent company of Merrill, may have with respect to the securities included in the portfolio.

Portfolio
---------

      3. THE STAFF NOTES A LOT OF GENERIC DISCLOSURE IN THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS." PLEASE REVISE THIS SECTION AND TAILOR THE DISCLOSURE TO THE STRATEGIES AND CRITERIA USED TO SELECT THE INVESTMENTS FOR THIS TRUST.

      Response: Pursuant to the Staff's request and in accordance with Comments 4, 5 and 8, the first two paragraphs of the section entitled "Portfolio Selection Process" will be replaced with the following:

            The stocks included in the portfolio were selected by First Trust, the Sponsor of the Trust, from a universe of stocks included in a research report published by BofA Global Research on March 23, 2020. The stocks included in the report are considered by BofA Global Research to be likely to fare better in a recessionary environment and in a volatile market. The Sponsor ran the stocks included in the report through a series of quality, liquidity, and suitability screens in order to determine the Trust's final portfolio. The Sponsor selected stocks that it believes do not rely on China's demand/supply or could benefit from social distancing measures currently underway. The selected stocks come from various market sectors.

      4. PLEASE IDENTIFY THE "ANALYSTS" WHO WILL BE SELECTING THE COMPANIES THAT WILL MAKE UP THE TRUST'S INVESTMENTS.

      Response: As indicated in the response to Comment 3, the Sponsor will be selecting the companies for the Trust and the references to "analysts" will be removed.

      5. THE STAFF NOTES THAT THE FOLLOWING DISCLOSURE DOES NOT CLEARLY DESCRIBE THE PORTFOLIO SELECTION PROCESS THAT IS USED TO SELECT INVESTMENTS FOR THE
TRUST: "STOCKS INCLUDED EITHER DO NOT RELY ON CHINA'S DEMAND/SUPPLY OR COULD BENEFIT FROM SOCIAL DISTANCING MEASURES CURRENTLY UNDERWAY." PLEASE DESCRIBE THE TYPE OF COMPANIES THAT THE TRUST WILL INVEST IN AND CLEARLY DESCRIBE THE CRITERIA AND/OR STRATEGY THE ANALYSTS OR SPONSOR WILL USE TO SELECT INVESTMENTS.

      Response: As indicated in the response to Comment 3, the section entitled "Portfolio Selection Process" will be revised in accordance with this and other relevant comments.

      6. PLEASE ADVISE THE STAFF WHAT DESIGNATION WILL BE INSERTED INTO THE SPACE LEFT BLANK IN THE FOLLOWING DISCLOSURE: "BASED ON THE COMPOSITION OF THE PORTFOLIO ON THE INITIAL DATE OF DEPOSIT, THE TRUST IS CONSIDERED TO BE A ____ TRUST."

      Response: The final portfolio's style and capitalization designation, as described in the final paragraph in the section entitled "Portfolio Selection Process," will be included in the blank.

      7. IN THE LAST PARAGRAPH OF THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS," PLEASE TAILOR THE DISCLOSURE TO THIS PARTICULAR TRUST AND ITS INVESTMENTS. INSTEAD OF RELYING ON GENERIC DESCRIPTIONS RELATED TO THE PORTFOLIO'S STYLE AND CAPITALIZATION CHARACTERISTICS, PLEASE SPECIFY THE CRITERIA AND/OR CHARACTERISTICS THE TRUST WILL ACTUALLY USE. ALSO, PLEASE CLARIFY WHETHER THE ANALYSTS AND RESEARCH PROFESSIONALS THAT "MAY APPLY DIFFERENT CRITERIA" ARE THIRD-PARTY ANALYSTS AND WHAT IS THE CONSEQUENCE FOR PORTFOLIO SELECTIONS OF DESIGNATIONS THAT CAN RESULT FROM THEIR ANALYSIS. IN ADDITION, PLEASE CLARIFY WHAT IS MEANT BY "THE DESIGNATION" THAT THE TRUST WILL RECEIVE WHEN "AT LEAST 65% OF THE STOCKS IN A TRUST ON THE TRUST'S INITIAL DATE OF DEPOSIT FALL INTO EITHER THE GROWTH OR VALUE CATEGORY . . . "

      Response: As indicated in the response to Comment 6, the third paragraph in the section entitled "Portfolio Selection Process" will include the style and capitalization designation specific to this Trust. The following paragraph describes to investors how the Sponsor determines that designation. The fourth sentence of that paragraph is referring to third-party analysts and research professionals. That sentence explains that other parties may use different criteria than the Sponsor in determining the style or capitalization designation of a security and has no consequence on the securities selected for the portfolio. If at least 65% of the stocks in the final portfolio fall into the growth or value category, the Trust will be designated as a growth or value trust as will be disclosed in the third paragraph in the section entitled "Portfolio Selection Process."

      8. THE STAFF NOTES THAT ACCORDING TO THE DISCLOSURE, THE TRUST HAS EXPOSURE TO COMPANIES IN DIFFERENT MARKET SECTORS AND WITH VARIOUS MARKET CAPITALIZATIONS. PLEASE SPECIFY THE MARKET CAPITALIZATION RANGE. PLEASE ALSO SPECIFY HOW STOCKS FROM DIFFERENT SECTORS ARE CHOSEN. FOR EXAMPLE, WILL THE TRUST BE EQUALLY INVESTED IN EACH SECTOR OR IS THERE SOME OTHER ALLOCATION METHODOLOGY?

      Response: As indicated in the response to Comment 3, the reference to specific sectors will be removed from the section entitled "Portfolio Selection Process" and additional disclosure will be added to explain how the stocks are selected. The market capitalization ranges are defined in the last paragraph in the section entitled "Portfolio Selection Process."

Risk Factors
------------

      9. AS THE PORTFOLIO WILL CONSIST OF COMPANIES WITH VARIOUS MARKET CAPITALIZATIONS, PLEASE CONSIDER WHETHER RISKS OF LARGE-CAP SECURITIES, MID-CAP SECURITIES, AND/OR SMALL-CAP SECURITIES SHOULD BE IDENTIFIED AS PRINCIPAL RISKS.

      Response: Depending on the final portfolio for the Trust, appropriate market capitalization risk disclosure will be included.

      10. THE STAFF NOTES THAT THE DISCLOSURE ACKNOWLEDGES THE GLOBAL ECONOMIC IMPACT OF THE COVID-19 PANDEMIC, INCLUDING THE EXPECTED DISRUPTION TO MANUFACTURING, SUPPLY CHAINS AND SALES IN AFFECTED AREAS AS WELL AS NEGATIVELY IMPACTING GLOBAL ECONOMIC GROWTH PROSPECTS. PLEASE CONSIDER WHETHER THE TRUST'S RISK DISCLOSURES, INCLUDING CURRENT ECONOMIC CONDITIONS AND AS TO ANY SPECIFIED INDUSTRY SECTORS, SHOULD BE UPDATED IN LIGHT CURRENT MARKET EVENTS AND CONDITIONS RESULTING FROM THE PANDEMIC. IF THE REGISTRANT BELIEVES THAT NO UPDATED DISCLOSURE IS WARRANTED, PLEASE EXPLAIN SUPPLEMENTALLY WHY NOT.

      Response: The "Current Economic Conditions" risk will be replaced in its entirety with the following:

      MARKET RISK. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

      The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the COVID-19 outbreak is impossible to predict but is expected to disrupt manufacturing, supply chains and sales in affected areas and negatively impact global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                        By /s/ Daniel J. Fallon
                                                        ________________________
                                                           Daniel J. Fallon